FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 1, 2018, announcing that Gilat to Provide the Ground Network for China Satcom’s ChinaSat-18.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 1, 2018	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat to Provide the Ground Network for China Satcom’s ChinaSat-18

Gilat’s ground network is the sole solution for China’s HTS Ka-band national coverage

Petah Tikva, Israel, November 1, 2018 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Gilat’s ground network will be provided for China Satcom’s ChinaSat-18 (CS-18). The nationwide Ka-band coverage now to be provided by CS-18 and ChinaSat-16 (CS-16) will be uniquely supported by Gilat’s single platform supporting multiple applications all over China. China Satcom’s CS-18 Ka-band will be launched in mid-2019, thus completing the company’s Ka HTS coverage over all of China, which is critical for broadband applications requiring continuous service.

Gilat’s multi-application platform, SkyEdge II-c, has been deployed in China over CS-16 to provide IFC, rural broadband, cellular backhaul and maritime applications. With the launch of CS-18, Gilat will deliver Ka-band high throughput and highly efficient connectivity across the rest of China.

“Gilat is grateful for the long-term relationship with China Satcom and for the continued trust in our technology indicated by the expansion of Gilat’s platform for commercialization of ChinaSat-18,” said Jun Xiang, General Manager, Gilat China. “This achievement is another step in materializing Gilat’s HTS broadband strategy worldwide and further supports Gilat’s continued strategic focus on the Chinese market.”

About China Satcom
 China Satellite Communications Co., Ltd. (China Satcom), is the only satellite operational enterprise in China that has self-controllable commercial communication and broadcast satellite resources.  It is one of the major forces supporting command-and-control communication system under the direct supervision of national communication authorities. China Satcom holds all licenses of providing basic telecommunications services enabled by communication satellites. As the leader in providing satellite communication and broadcasting services, China Satcom delivers service to about 40 countries and regions around the world.  China Satcom’s objective is to be a comprehensive satellite service provider - “First in Asia and First-Class in the world”. To meet this goal, it is establishing an integrated satellite communication service platform powering sensing, transmitting and smart applications. China Satcom strives to ensure secure and high-quality transmission of national information and to deliver unrivaled digital life to consumers.

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
JuneFil@optonline.net